SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                          FAIRFIELD COMMUNITIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   304231301
                                (CUSIP Number)

           James F. Mosier, Corporate Secretary and General Counsel
                     Physicians Insurance Company of Ohio
                           13515 Yarmouth Drive, NW
                           Pickerington, Ohio 43147
                                (614) 864-7100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                       NOT APPLICABLE - VOLUNTARY FILING
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                    Page 1
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CUSIP NO. 304231301

                                 SCHEDULE 13D


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:        1,962,126 shares
8.  SHARED VOTING POWER:           None
9.  SOLE DISPOSITIVE POWER:   1,962,126 shares
10. SHARED DISPOSITIVE POWER:      None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,962,126 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            19.6%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                         (a)   X

                                                         (b) ____
3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           283,400 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      283,400 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            283,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.8%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           283,400 shares
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:      283,400 shares
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            283,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.8%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC
                                    Page 4
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ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 3 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Physicians Insurance Company of Ohio ("Physicians") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202. This Amendment No. 3 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed by Physicians on February 9, 1995 and Amendment No. 2 filed by Physicians and American Physicians Life Insurance Company ("APL") on August 8, 1995.


ITEM 2.  IDENTITY AND BACKGROUND.

            The persons filing this Amendment No. 3 are Physicians, APL and Physicians Investment Company ("PIC").

            Physicians is an Ohio corporation. Its principal business is that of a licensed property and casualty insurer. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

            APL is an Ohio corporation which is a wholly-owned indirect subsidiary of Physicians. APL's principal business is selling life and health insurance. APL's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

            PIC is an Ohio corporation which is a wholly-owned direct subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business. PIC's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

            During the last five years, none of Physicians, APL and PIC has been convicted in a criminal proceeding.

            During the last five years, none of Physicians, APL and PIC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As disclosed in Item 5(c) below, during the period from September 1, 1995 through December 11, 1995, APL purchased an aggregate of 48,400 shares of Common Stock of the Issuer with generally available funds from working capital. No part of these funds was borrowed. The aggregate purchase price for such 48,400 shares amounted to $363,357.

ITEM 4.  PURPOSE OF TRANSACTION.

            APL acquired the additional 48,400 shares of Common Stock of the Issuer reported herein as an investment. APL believes that the Common Stock of the Issuer has the potential for appreciation in price.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)(b) As of the date of this Amendment No. 3, Physicians and APL directly owned beneficially 1,678,726 and 283,400 shares of the Issuer's Common Stock, respectively. Based on 9,972,091 shares of the Issuer's Common Stock reported as outstanding as of October 31, 1995, Physicians and APL directly own beneficially approximately 16.8% and 2.8% of the Issuer's Common Stock, respectively. By virtue of its ownership of all of the outstanding shares and voting power of PIC and PIC's ownership of all of the outstanding shares and voting power of APL, each of Physicians and PIC may also be deemed to indirectly beneficially own the 283,400 shares of the Issuer's Common Stock (or 2.8% of the Issuer's Common Stock) reported herein as beneficially owned by APL. As a result, (a) Physicians may be deemed to have sole voting and investment power with respect to the 1,962,126 shares of the Issuer's Common Stock (19.6%) reported herein as beneficially owned by Physicians, including the 283,400 shares directly beneficially owned by APL; and (b) PIC may be deemed to have sole voting and investment power with respect to the 283,400 shares of the Issuer's Common Stock (2.8%) directly beneficially owned by APL. APL also may be deemed to have sole voting and investment power with respect to 283,400 shares of the Issuer's Common Stock (2.8%).

       (c) The following table sets forth the dates on which and the prices at which APL has purchased shares of Common Stock of the Issuer since the date of Amendment No. 2 to Schedule 13D (August 7, 1995). All of such purchases have been made in open market transactions.

                                       NUMBER OF          PURCHASE PRICE
          DATE OF TRANSACTION      SHARES PURCHASED          PER SHARE
          -------------------      ----------------       ------------
        September 1, 1995                 7,500               $7.50
        September 1, 1995                10,000               $7.488
        September 14, 1995               10,000               $8.00
        October 27, 1995                  3,000               $7.375
        October 27, 1995                  1,900               $7.375
        December 5, 1995                  3,000               $7.25
        December 5, 1995                  3,000               $7.25
        December 6, 1995                  5,000               $7.3125
        December 8, 1995                  3,000               $7.25
        December 11, 1995                 2,000               $7.125

Physicians has not purchased any shares of the Issuer's Common Stock during the period since August 7, 1995.

       (d)  See Items 5(a) and 5(b) above.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Items 5(a) and 5(b) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

       Exhibit A -Joint Filing Agreement, dated February 13, 1996, among Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company.

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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 1996              PHYSICIANS INSURANCE COMPANY OF OHIO


                                     By:  /S/  JAMES F. MOSIER
                                               James F. Mosier,
                                               General Counsel and Secretary


                                     AMERICAN PHYSICIANS LIFE INSURANCE COMPANY


                                     By:  /S/  JAMES F. MOSIER
                                               James F. Mosier,
                                               General Counsel and Secretary


                                     PHYSICIANS INVESTMENT COMPANY


                                     By:  /S/  JAMES F. MOSIER
                                               James F. Mosier, Secretary

                                                                     EXHIBIT A

                            JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing of behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Fairfield Communities, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of February, 1996.


                                    PHYSICIANS INSURANCE COMPANY OF OHIO


                                    By:  /S/  JAMES F. MOSIER
                                              James F. Mosier,
                                              General Counsel and Secretary



                                    AMERICAN PHYSICIANS LIFE INSURANCE COMPANY


                                    By:  /S/  JAMES F. MOSIER
                                              James F. Mosier,
                                              General Counsel and Secretary



                                    PHYSICIANS INVESTMENT COMPANY


                                    By:  /S/  JAMES F. MOSIER
                                              James F. Mosier, Secretary